FREE WRITING PROSPECTUS
Dated May 18, 2018
Filed pursuant to Rule 433

(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

GLOBAL NET LEASE, INC.
FREE WRITING PROSPECTUS

Global Net Lease, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus dated November 10, 2016) with the Securities and Exchange Commission (the “SEC”) on November 14, 2016, and the registration statement automatically became effective upon filing. Pursuant to this registration statement, the Company or one or more selling security holders to be identified in a supplement to the prospectus included therein, may sell, at any time and from time to time, in one or more offerings, any of the securities described in the prospectus. This communication relates to a potential public offering in Israel of a new series of the Company’s preferred stock that may be made pursuant to this registration statement.

The article attached as Annex A is an English translation of the article in Hebrew, which was published on May 14, 2018 in the online and print editions of TheMarker, a Hebrew-language daily business newspaper, and is available at https://www.themarker.com/markets/1.6078427. The article attached as Annex B is a summary English translation of the article. This summary article was published on the English-language website of Haaretz (www.haaretz.com), a partner publication of TheMarker, on May 14, 2018. The Company did not authorize the articles or the public release of information reflected in them. The articles were not prepared or reviewed by the Company prior to publication. As described below under “Clarifications and Corrections,” the Company has elected to clarify and correct certain statements contained in these articles.

Before you invest in any offering that may be made pursuant to this registration statement, you should read the prospectus included therein, any supplement thereto and the other documents that the Company files with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company will arrange to send you the prospectus and any supplements thereto if you request them by calling toll-free 1-866-902-0063 or calling 1-917-475-2153.

Forward-Looking Statements

The offering described in the article is subject to a number of contingencies and uncertainties, including Israeli regulatory approval, the results of an auction process in Israel conducted in accordance with Israeli law that would determine the ultimate proceeds the Company would receive from the offering if it were to be completed. There is no assurance that any offering will be completed, or that it will be completed on the same or similar terms disclosed in the articles noted above or reflected in this filing. The statements in this free-writing prospectus (including without limitation annexes hereto) include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “would,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, unless required by law.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following with reference to the English translation article attached as Annex A. By making these clarifications and corrections, the Company is not reflecting its agreement or disagreement with any other statements in the article or the excerpted portion of the article that it does not directly address, and, in particular, the Company disclaims any statements or qualifications reflecting the writer’s own subjective observations and any terms of the offering or the preferred stock that the article purports to describe. Moreover, to the extent any clarification or correction relates to information that is repeated multiple times in the article, the correction or clarification should be deemed to apply to all instances in which that information appears, including in the summary English translation of the article attached as Annex B. The Company does not address any statements related to Carl Icahn or any company associated with him, other than as stated below.

•	The article states that “The REIT is a public company which is listed on the NYSE at a valuation of USD 1.3 billion.”

Based on the closing price of the Company’s common stock on the New York Stock Exchange on May 14, 2018 and the numbers of shares of the Company’s common stock issued and outstanding on that date, the Company’s equity market capitalization was approximately $1.3 billion.

•	The article states that “the REIT has begun a round of meetings (“Road Show”) among institutional investors in the market, in advance of the potential issuance.”

The Company has engaged Value Base Underwriting and Securities Distribution Ltd. (“Value Base”) to act as the distributor for the potential offering in Israel. The Company has not participated in any meetings.

•	The article states that “GNL holds 321 income generating properties which are scattered throughout the US and Europe. The value of the real estate held by the fund is estimated at USD 3.2 billion, of which approximately 59% of its properties are for office use, 31% are for industrial or distribution use and 10% are rented to the retail market. The occupancy rate of these properties, which extend over 22.9 million square feet, is approximately 99.5%.”

As of March 31, 2018, as set forth in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 filed with the SEC on May 8, 2018, the Company had 327 properties and total real estate investments, at cost, of $3.3 billion and total real estate investments, net, of $2.9 billion. Based on annualized straight-line rental income as of March 31, 2018, approximately 58% are office properties, 33% are industrial/distribution properties and 9% are retail properties. The article includes this information as of December 31, 2017.

•	The article states that “GNL is part of a real estate management group which manages properties worth approximately USD 9.6 billion. The group is managed by AR GLOB (management company).”

The Company has retained affiliates of AR Global Investments, LLC (“AR Global”) to manage the Company's affairs on a day-to-day basis (including management and leasing of the Company’s properties). As of March 31, 2018, the five real estate investment trusts externally managed by affiliates of AR Global (the Company, Healthcare Trust, Inc., American Realty Capital Healthcare Trust III, Inc. American Finance Trust, Inc. and American Realty Capital New York City REIT, Inc.), collectively, based on their respective Quarterly Reports on Form 10-Q for the three months ended March 31, 2018, owned total real estate investments, at cost, of $10.0 billion.

•	The article includes several statements related to the relationship between James Nelson, the Company’s chief executive officer, and Carl Icahn and companies associated with Mr. Icahn.

Mr. Nelson has served as a director of Icahn Enterprises GP since June 2001 and is a member of its audit committee, and he also has other connections to Mr. Icahn and companies associated with Mr. Icahn; however, neither Mr. Icahn nor any company associated with him has had any involvement of any kind whatsoever in the Company or its affairs, including the offering described in the article, and they are not affiliates of the Company.

•	The article states that “GNL is interested in raising debt in Israel to finance the acquisition of 10 properties in the logistics and office markets for approximately USD 500 million. The REIT has already signed initial agreements for the acquisition of the properties, and is interested in raising the necessary stockholders' equity for the transactions.”

As discussed above, the potential offering relates to preferred equity and not debt. As previously disclosed, the Company’s goal is to acquire $500.0 million of properties during the year ending December 31, 2018. During the three months ended March 31, 2018, the Company acquired six properties for a purchase price of $64.3 million. On May 16, 2018, the Company acquired five properties for a purchase price of $83.0 million. In addition, the Company has signed definitive agreements to acquire four net lease industrial and distribution properties, all located in the United States, for an aggregate purchase price of $160.9 million (the “Pending Acquisitions”). The Pending Acquisitions are expected to close in stages by October 2018. The Pending Acquisitions are subject to conditions, and there can be no assurance they will be completed on their current terms, or at all. The Company intends to use the net proceeds from the offering to fund a portion of the purchase price for the Pending Acquisitions and other acquisitions, as well as for general corporate purposes.

•	The article states that “GNL raises debt in the US at an average interest rate of only 2.9%. However, since GNL is a publicly traded REIT, it is not interested in increasing its leverage, which is currently 49% (the ratio of debt to the equity base, i.e., debt and stockholders equity, including accumulated depreciation) and has therefore chosen to finance through the issuance of preferred stock, which is considered equity.”

As of March 31, 2018, the Company had total debt outstanding of $1.6 billion comprising of secured and unsecured borrowings denominated in multiple currencies with a weighted-average interest rate per annum equal to 2.8%, and the Company’s debt leverage ratio was 49.9% (total debt as a percentage of total purchase price of real estate investments, based on the exchange rate at the time of purchase). The Company will choose to obtain financing through the offering described in the article based on the favorability of the terms ultimately available to the Company, and, to the extent the Company chooses to complete the offering on those terms, it will be because the Company believes that using the net proceeds from the offering to finance the Pending Acquisitions and other acquisitions, as well as for general purposes, would be a prudent and effective allocation of its capital resources. Moreover, there be no assurance that the Company’s leverage will not increase in connection with the offering and the use of proceeds therefrom.

•	The article states that “[The Company] is preparing to issue preferred stock and raise USD 250 million … The dividend preference [of the Preferred Stock] is reflected in the chronology, meaning that dividend distributions to preferred stockholders happen prior to distributions to common stockholders (the dividends accrue even when not paid) … The shares will bear an annual coupon of 5.5% for investors. However, the final dividend yield for investors will be set in accordance with demand and the final closing price. To the extent that the final price will be further from the maximum price set in the offering, the yield to investors is expected to increase above the coupon interest … The preferred stock that GNL will issue will be for 5 years, such that at the end of that period the investors will be entitled to demand complete redemption, which can either be done through cash or common stock.”

In advance of discussions with potential investors in Israel, the Company and Value Base have been discussing preliminary terms of the potential offering, which are not complete and subject to change. These preliminary terms, subject to the conditions, limitations and exceptions to be contained in the full terms of the new series or preferred stock, include, but are not limited to, offering size (up to $250 million in gross proceeds), coupon rate and pricing of preferred stock relative to liquidation preference (estimated to be 5.5% per annum of the liquidation preference per share), ranking with respect to the payment of regular dividends or other distributions (senior to the Company’s common stock, except to the extent of a certain amount of dividends payable on common stock per year, and junior to the Company’s existing Series A preferred stock), ranking with respect to payment of distributions upon liquidation (senior to the Company’s common stock, but only to the extent of the liquidation preference of the preferred stock and following payment of a certain amount of dividends payable on common stock per year, and on parity with the Company’s existing Series A preferred stock to the extent of the liquidation preference of the new series of preferred stock), and redemption rights (generally five years after issuance by either the holder or the Company, payable, at the Company’s option, in cash, shares of the Company’s common stock, or a combination thereof). More information would be included in prospectus supplements and other related documents that the Company would file with the SEC.

•	The article states that “The net operating income (NOI) in 2017 was 79% of revenues, in comparison to 82% in 2016.”

For the years ended December 31, 2017 and 2016, the Company’s net operating income was $230.4 million and $195.1 million, respectively, the Company’s revenues were $259.3 million and $214.2 million, respectively, and the percentage of net operating income in comparison to revenue was 89% and 91%, respectively. Net operating income is a non-GAAP financial measures, and a description of net operating income and a reconciliation to the most directly comparable GAAP measure is provided in Annex C.

•	The article states “[The Company’s] FFO in 2017 was USD 134 million, in comparison to 129 million in 2016.”

During the year ended December 31, 2017, the Company’s funds from operations (“FFO”) attributable to common stockholders was $132.6 million. FFO attributable to common stockholders is a non-GAAP financial measures, and a description of FFO attributable to common stockholders and a reconciliation to the most directly comparable GAAP measure is provided in Annex C, which also contains a reconciliation of other information regarding the Company’s historical FFO that was included in the article but did not require correction.

Annex A

[CONVENIENCE TRANSLATION FROM HEBREW]

The Marker (May 15, 2018) – print and on-line editions

“Carl Icahn’s Right Hand [Man] Wants to Raise NIS 1 Billion in an Equity Offering in Tel Aviv”

James Nelson, who has served in a number of roles in the activist hedge fund, Icahn Enterprises, is preparing to issue preferred stock and raise USD 250 million for the REIT Global Net Lease, which specializes in investments in income generating properties • The trust is interested in listing in Israel in the model of CMCT

[By:] Eran Azran

The bonds of US real estate companies, of which more than 30 have already issued on the TASE, have suffered from selling pressure over the past months. The pressure on the bonds primarily stems from the increase in interest rates in the US and the predictions that rates will continue to rise. This is expected to harm foreign real estate companies, which primarily rely on credit in the US market.

“The market for US real estate companies’ debt is currently in a type of crisis,” a person active in the offering market told the The Marker yesterday. He told The Marker that “new foreign companies will likely face difficulties raising debt in the Israeli market, which is losing its attractiveness, and companies which have already issued will prefer to delay additional issuances.”

In light of this selling pressure, the Tel-Bond Global Index (which includes bonds of foreign real estate companies) has dropped 5% since the beginning of the year and yields on that debt have been climbing. The yield of the Moynihan (Series B) bonds, which is rated relatively highly, leapt from 3.1% in the beginning of 2018 to 4.3%, and yields on The Zarasai Group’s Series C bonds, which is also highly rated, have increased 2.5% to 3.5%. The situation is similar for bonds of other companies and is worse for lower rated debt.

The increase in bond yields makes it difficult for new companies to raise or refinance debt in the market, but it does not interfere with a relative new form of capital raising: issuance of preferred stock.

The Marker has learned that the US REIT, Global Net Lease, is preparing for a huge raise of USD 250 million (approx. NIS 900 million) in Tel Aviv, through an offering of preferred shares. Global Net Lease is the second REIT to conduct such an offering, after CMCT raise NIS 950 million in the end of 2017.

GNL is a global REIT which invests in income generating properties. The REIT is a public company which is listed on the NYSE at a valuation of USD 1.3 billion. The REIT has begun a round of meetings (“Road Show”) among institutional investors in the market, in advance of the potential issuance.

GNL holds 321 income generating properties which are scattered throughout the US and Europe. The company invests in countries which are considered strong financially and with strong real estate markets. The value of the real estate held by the fund is estimated at USD 3.2 billion, of which approximately 59% of its properties are for office use, 31% are for industrial or distribution use and 10% are rented to the retail. The occupancy rate of these properties, which extend over 22.9 million square feet, is approximately 99.5%.

From Icahn Enterprise to Real Estate

GNL is part of a real estate management group which manages properties worth approximately USD 9.6 billion. The group is managed by AR Glob (management company). The CEO of AR Glob is James L. Nelson, a senior officer in the activist hedge fund Icahn Enterprises, of the well-known investor, Carl Icahn. Nelson who continues to serve as a director on the board of Icahn Enterprises, served as a director of GNL until July 2017 and was then appointed CEO.

Icahn Enterprises is one of the most well known activist hedge funds (a fund which encourages companies that it invests to take actions with the goal of maximizing profits) in New York. Icahn Enterprises managed USD 31.8 billion, as of the end of 2017. In the past Icahn was called a corporate raider, after he completed a hostile takeover in 1985, of the airline TWA, which eventually led to its liquidation, but not before he turned a profit of almost a half-billion dollars for himself.

Icahn, who is known for his aggressive tactics, has caused his fair share of headaches for US companies. One of his most famous investments was an acquisition of shares in Apple worth USD 3 billion. After his acquisition, he pressured the management to distribute much bigger dividends and to conduct a share buyback. He also invested in eBay, which he pressured to spin off its PayPal division.

Nelson is close to Icahn. He served as a director in a number of companies which Icahn Enterprises invested in, including the parts distributor IEH Auto Parts and the nutrition company Herbalife.

Real Estate Transactions for a Half-Billion Dollars

GNL is interested in raising debt in Israel to finance the acquisition of 10 properties in the logistics and office markets for approximately USD 500 million. The REIT has already signed initial agreements for the acquisition of the properties, and is interested in raising the necessary stockholders' equity for the transactions.

GNL raises debt in the US at an average interest rate of only 2.9%. However, since GNL is a publicly traded REIT, it is not interested in increasing its leverage, which is currently 49% (the ratio of debt to the equity base, i.e., debt and stockholders equity, including accumulated depreciation) and has therefore chosen to finance through the issuance of preferred stock, which is considered equity.

The preferred stock is structured as stock which grants a preferred right to dividends, and does not carry voting rights. The stock, which is a type of bond, has been available as a financing alternative since March 2017, when the board of directors of TASE first approved the issuance of preferred stock. The dividend preference is reflected in the chronology, meaning that dividend distributions to preferred stockholders happen prior to distributions to common stockholders (the dividends accrue even when not paid).

GNL intends to offer preferred stock in the model of the offering of CMCT. The shares will bear an annual coupon of 5.5% for investors. However, the final dividend yield for investors will be set in accordance with demand and the final closing price. To the extent that the final price will be further from the maximum price set in the offering, the yield to investors is expected to increase above the coupon interest.

The preferred stock that GNL will issue will be for 5 years, such that at the end of that period the investors will be entitled to demand complete redemption, which can either be done through cash or common stock. If the dividend is in arrears, GNL will not be able to approve or distribute dividends to the common stockholders, and will not be able to exercise its redemption right until all overdue dividends have been repaid.

The financial reports show that GNL is a strong real estate company. The REIT’s revenues in 2017 were USD 259 million, in comparison to 214 million in 2016 and 205 million in 2015. The net operating income (NOI) in 2017 was 79% of revenues, in comparison to 82% in 2016. The REIT’s activities have resulted in a strong cash flow—the FFO in 2017 was USD 134 million, in comparison to 129 million in 2016.

GNL’s offering in Israel will be led by the underwriting company of Value Base.

Graphic Information

Photo of Carl Icahn

Photo of James Nelson [appears in print edition only]

Photo of office building with caption: "Headquarters of RWE, the German electric company, among the fund's properties"

Pie chart entitled "Main income is in the US – The geographic allocation of GNL's properties (in terms of rental income)"

US – 49%

Britain – 22%

Germany – 9%

Holland – 7%

Finland – 6%

France – 5%

Luxemburg – 2%

Pie chart entitled "For office use – Types of GNL's assets"

Office – 59%

Distribution or industrial – 31%

Wholesale – 10%

Bar chart entitled "$134 million in 2017 – the cash flow (FFO) of GNL, in millions of USD"

2016

Q1 – 30

Q2 – 39

Q3 – 31

Q4 – 29

2017

Q1 – 34

Q2 – 33

Q3 – 32

Q4 – 35

Box entitled "Global Net Lease fund" [appears in print edition only]

Market value: Approximately 1.3 billion

Management: James L. Nelson

Scope of assets: $3.2 billion

Number of properties: 321

Funds from operations (FFO) in 2017: $134 million

Annex B

The Ticker: U.S.’s Global Net Lease plan giant offering of preferred shares in Israel

TheMarker

May 14, 2018 3:51 AM

Global Net Lease, a U.S. publicly traded real estate investment trust, or REIT, is planning a giant offering of preferred shares on the Tel Aviv Stock Exchange, TheMarker has learned. The company, which is led by James L. Nelson, an associate of the Wall Street corporate raider Carl Icahn, is planning to raise 900 million shekels ($252 million) and will begin a road show with Israeli institutions next week. If the offering succeeds, GNL will be second North American REIT to list on the TASE after CIM Commercial Trust Corporation’s 950 million shekel offering at the end of last year. GNL holds a portfolio of 321 office, industrial and commercial properties in the United States and Europe valued at $3.2 billion. The proceeds of the offering will be used by GNL to acquire 10 properties used in logistics and for offices for $500 million. The shares will carry a coupon paying 5.5% annually plus pay a dividend. (Eran Azran)

Annex C

The table below reflects our calculation of funds from operations (“FFO”) attributable to common stockholders for the periods indicated.

	Three Months Ended				Year Ended
(In thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	December 31, 2017
Net income attributable to common stockholders (in accordance with GAAP)	$7,429	$5,200	$2,104	$5,998	$20,731
Depreciation and amortization	27,114	27,497	29,879	28,558	113,048
(Gains) losses on dispositions of real estate investments	(957)	143	(275)	-	(1,089)
Proportionate share of adjustments for non-controlling interest to arrive at FFO	(71)	(4)	-	(3)	(78)
FFO (as defined by NAREIT) attributable to common stockholders	$33,515	$32,836	$31,708	$34,553	$132,612

	Three Months Ended				Year Ended
(In thousands)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Net income attributable to common stockholders (in accordance with GAAP)	$6,488	$15,763	$8,943	$15,946	$47,140
Depreciation and amortization	23,756	23,812	23,482	23,405	94,455
Gains on dispositions of real estate investments	-	-	(1,320)	(10,521)	(11,841)
Proportionate share of adjustments for non-controlling interest to arrive at FFO	(252)	(252)	(182)	17	(669)
FFO (as defined by NAREIT) attributable to common stockholders	$29,992	$39,323	$30,923	$28,847	$129,085

The table below reflects a reconciliation of net operating income for the periods indicated.

	Year Ended
(In thousands)	December 31, 2017	December 31, 2016
EBITDA
Net Income	$23,586	$47,577
Depreciation and amortization	113,048	94,455
Interest expense	48,450	39,121
Income tax expense	3,140	4,422
EBITDA	$188,224	$185,575

Adjusted EBITDA
Equity based compensation	(3,787)	3,748
Acquisition and transaction related	1,979	9,792
Gains on dispositions of real estate investments	(1,089)	(13,341)
Fire loss	45	-
Losses (gains) on derivative instruments	8,304	(7,368)
Unrealized losses (gains) on undesignated foreign currency advances and other hedge ineffectiveness	3,679	(10,109)
Other income	(22)	(20)
Adjusted EBITDA	$197,333	$168,277

Net Operating Income (NOI)
Operating fees to related parties	$24,457	$19,751
General and administrative	8,648	7,108
NOI	$230,438	$195,136